UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  May 28, 2015

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                                                               Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: May 28, 2015	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release                                                                                                                                      Date: May 28, 2015
15-17-TR

Teck Responds to Steelmaking Coal Market Conditions

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) announced today it will be implementing temporary shutdowns in the third quarter at its six Canadian steelmaking coal operations in order to align production and inventories with changing coal market conditions.

Each of Teck’s steelmaking coal operations will be temporarily shut down for approximately three weeks in the quarter. Shutdowns will be staggered over the summer months among the operations. Teck will continue to meet all contracted and committed coal sales for its entire suite of products.

Third quarter production will be reduced by approximately 1.5 million tonnes (Mt) to 5.7 Mt, a reduction of 22% for the quarter, with expected sales in the range of 6.0 – 6.5 Mt. Annual coal production is now estimated at 25 – 26 Mt.  Additional coal production adjustments will be considered over the course of 2015 as market conditions continue to evolve.

Guidance for unit operating and distribution costs for the year is unchanged. Capitalized stripping is expected to be about $65 million lower than original guidance reflecting lower coal production and reduced stripping costs this year due to lower diesel costs and productivity improvements since the start of the year.

“Rather than push incremental tonnes into an over-supplied market, we are taking a disciplined approach to managing our mine production in line with market conditions,” said Don Lindsay, President and CEO. “We will continue to focus on reducing costs and improving efficiency to ensure our mines are cash positive throughout the cycle and well-positioned when markets improve.”
This measure builds on cost reductions previously undertaken across Teck – which have resulted in $640 million in annualized savings to date – and the margin improvement program for 2015, which is on track to exceed the $100 million target previously announced.

Forward-Looking Statements
This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario).  Forward-looking statements in this news release include the statements regarding Teck’s intention to implement temporary shutdowns at its coal operations, the timing of those shutdowns and the length of the shutdowns, Teck’s coal production and sales forecasts, guidance for unit operating and distribution costs, capitalized stripping guidance, Teck’s continued focus on reducing costs and improving efficiency to ensure Teck’s mines are cash positive throughout the cycle and Teck’s margin improvement program target.
Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that may cause actual results to vary include, but are not limited to, unanticipated difficulties in implementing the temporary shutdowns or bringing an operation online following a shutdown, further changes in coal market conditions that may lead to longer shutdowns than anticipated, unplanned disruptions in production or transportation, changes in economic conditions or conditions in the markets for metallurgical coal, labour disruptions resulting from the shutdown or otherwise, unanticipated increases in diesel costs and other inputs, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange.

The forward-looking statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions as well as assumptions regarding the metallurgical coal market, costs of production at our coal operations and production levels, assumptions regarding the level of stripping required in order to conduct planned operations at our coal operations, assumptions that steps taken to implement our margin improvement program will continue at a level in order to exceed the $100 million target. Statements regarding anticipated coal sales volumes for the third-quarter depend on, among other matters, timely arrival of vessels and performance of our coal-loading facilities.  This list of assumptions that the forward-looking statements in this news release are based on is not exhaustive.
Teck assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in Teck’s Annual Information Form for the year ended December 31, 2014, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Learn more about Teck at www.teck.com or follow @TeckResources.
Investor Contact:
Greg Waller
Vice President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com